Mail Stop 4561
      September 27, 2005

Darin M. Myman
Bigstring, Inc.
2150 Highway 35
Suite 250
Sea Girt, New Jersey 08750

Re:	Bigstring, Inc.
      Form SB-2
      Filed on August 29, 2005
      File No. 333-127099

Dear Mr. Myman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note your use of the term "Company" throughout the prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.


3. Please provide us with highlighted copies of any study or report
that you cite or on which you rely.  For example, we note on page
25
that you refer to statistics obtained from Jupiter Communications and
International Data Corp. Confirm with us that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies.
Alternatively, if the reports were prepared for you, please file the experts` consents as Exhibits.
4. Please avoid vague assertions that are in the nature of "puffing."
The basis for comparative factual assertions and for management`s belief in qualitative statements must be clear from the text of the registration statement or provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:
* "we believe that our BigString email service is currently the only email service that is recallable and cancelable." (page 3)
* "the premium email service products market is a rapidly growing segment of the overall email service market. (page 23)
* "we expect to attract a large number of customers who will want to try our unique BigString email service products." (page 23)
* "we believe we will generate significant advertising revenue."
(page 23)
* "over 80% of all small and medium-sized business had Internet connectivity, and almost 100% of business with over 20 employees had
Internet connectivity"  (page 26)
      Please revise or advise as appropriate.

Facing Page
5. We note that your securities will be sold on a continuous basis.
As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a delayed or continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D, paragraph 36.









Prospectus Cover Page
6. You state that "the selling stockholders will offer their shares of common stock covered by this prospectus at a price of $0.48 per share until the earlier of (1) ninety days following the date of this prospectus, and (2) the inclusion of [your] common stock on the Nasdaq Over-the-Counter Bulletin Board Trading System." If you fail to have your securities quoted on the Bulletin Board, please tell us why you do not believe that allowing selling securityholders to resell your common stock at any price after 90 days does not constitute a delayed offering. Please be aware that, in order to register a delayed offering, the company must be S-3 eligible. Alternatively, please revise to disclose that selling securityholders must resell their securities at a fixed price unless and until a market for your common stock develops and thereafter at market prices.
7. Please revise to highlight the cross-reference to the "Risk Factors" section so that it is visually distinctive from the surrounding text. We refer to Item 501(a)(5) of Regulation S-B. Prospectus Summary
8. Please revise the summary so that it provides a balanced overview of the company, its operations and the proposed offering. We note, for example, that you have highlighted the features of your email services that you believe provide you with a competitive advantage as well as the cash raised in private offerings, but have not included an overview of your financial condition and history of net losses. Please revise accordingly.
9. On page 23 and in this section, you compare yourself to "other leading email service providers." The term "leading" is vague and abstract. Please revise to clarify your use of this term and provide us with current industry data that supports your assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. Your disclosure should clarify the extent and nature of your competition and your relative industry position in a manner consistent with Item 101(b)((4) of Regulation S-B.








Risk Factors, page 6

General

10. We refer to the introductory paragraph on page 9 where you indicate that you may face other risks or uncertainties currently unknown to you or that you currently deem to be immaterial which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure
11. Please revise to either underline or italicize your risk factor subheadings so that the subheadings are easily distinguished from the risk factor narratives.
12. Please include a risk factor related to the risk that hackers, viruses and other potential security breaches pose to your business.
13. On page 8, you state that "[a]lthough we believe that our technology has been developed independently and does not infringe on the patents of others." Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language.
14. Please avoid using generic conclusions such as "adversely affected" or similar language when describing a risk`s effects. For example, on page 9 you state that "[i]f any of the foregoing were to occur, our business could be materially adversely affected." Replace this, and similar language, with more detailed disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.
15. You note on page 18, that any additional equity financing may involve substantial dilution to your then-existing stockholders. We also note, on page II-10, that you have a number of outstanding warrants. Please add a risk factor noting the risk of dilution your shareholders face should you issue additional shares in an equity financing or should the warrants be exercised.
16. On page 26, you note that the "markets for [your] services are highly competitive. With limited barriers to entry [you] believe the competitive landscape will continue to increase both from new entrants to the market as well as from existing players." Please revise to add a risk factor noting the competitiveness of your market and limited barriers to entry.



We cannot assure you that we will become profitable since we have a limited operating history, insignificant revenue and plan to increase our expenses to develop our business, page 6
17. Please revise this risk factor to note your history of loses and your accumulated deficit.

We may need additional capital to fund our operations until we are able to generate a profit, page 6
18. Please revise to note your cash balance as of the most recent practicable date and to provide an estimate of your cash needs during the twelve months following the date of this prospectus.

We are dependent upon maintaining and expanding our computer..., page
7
19. To the extent you have experienced interruptions in your service or system downtimes, please briefly discuss the frequency and duration of these events.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy which could result in the failure of our business, page 7
20. We note on page 31, that you do not have any employment agreements with any or your officers or employees. Please revise this section to note this fact.

Our patent application may not be granted, page 8
21. Please briefly discuss the consequences to your ability to offer your services if your patent application is denied.

Misappropriation of our intellectual property could harm our reputation, affecting our competitive position and resulting in us having to expend money, page 8
22. We refer to your statement that, "We rely on a combination of U.S. and foreign patents, copyrights, trademark and trade secret laws." Please expand your disclosure to indicate the nature of the patents, copyrights, trademarks and trade secrets that you rely upon, including the foreign jurisdictions in which you operate.
23. Please advise us supplementally whether you require your employees to enter into confidentiality or non-compete agreements with respect to your proprietary technology. If not, please revise the risk factor discussion to include this.

Since there is no trading market for our common stock, you may not be able to resell any of the shares you purchase or may have to sell your shares at a substantially reduced price, page 10
24. You state that you "intend to work with one or more registered broker-dealers in order to apply for listing of [your] common stock on the OTC Bulletin Board." Please note that shares are not listed on the OTC BB, they are quoted. Please make the revisions here and throughout your prospectus as necessary.

Our common stock may be considered a "penny stock" and may be difficult to sell, page 10
25. Please expand your discussion of what constitutes a "penny stock" to include that penny stocks are generally not traded on a national stock exchange or on NASDAQ and are securities issued by companies that have minimal net tangible assets and short corporate histories as well as minimal revenues.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other stockholders wanted it to occur, page 10
26. Please disclose the aggregate insider ownership of your common stock assuming all shares are resold pursuant to this registration statement. In addition, please clarify whether the percentage ownership listed here includes the shares of common stock held by spouses of management which are included in the beneficial ownership table.

Special Note Regarding Forward-Looking Statements, page 12

27. Refer to the last two sentences of the final paragraph under this heading. Because the company is responsible for all statements in the registration statement, it is not appropriate to disclaim responsibility for the accuracy and completeness of forward-looking statements. In addition, the last sentence is inconsistent with your undertaking to update the prospectus as required by section 10(a)(3), to reflect any fundamental change, and to reflect any material change in the plan of distribution. Please revise your document to remove these disclaimers.

Market for Common Stock, page 13
28. We note that at the time of this filing there was no public trading market for your common stock. As a result, please indicate the amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into your common stock; or that could be sold pursuant to Rule 144. Refer to Item 201(a)(2) of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operation, page 15
29. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Examples may include, but are not limited to, the number of users of your email services, the number of paying customers at each level of usage and your user retention rate. Refer to SEC Release 33-8350.

Critical Accounting Policies, page 15
30. We note that you refer to the notes to the consolidated financial statements for the disclosure regarding your critical accounting policies. Please revise this section to include a more detailed discussion of your accounting policies subject to significant estimate and judgment such as measurement of stock compensation and valuation of intangible assets. Refer to the guidance in FR-72. Please note this disclosure should supplement, but not duplicate, the description of accounting policies in the notes to the consolidated financial statements.

Plan of Operation, page 15
31. Please provide additional details about your Plan of Operation during the next twelve months, including any estimates of expenditures needed to achieve your business plan, any milestones during this period as well as your specific plans regarding the cash received in private offerings. Your bullet points on page 16 do not provide meaningful disclosure to investors regarding how you intend to increase sales and increase your presence and promote your brand within your industry.
32. In the first paragraph, on page 16, you state that you "continued to create a presence in the market for your BigString email." Please revise to note how you created a presence in the market. To the extent this is based on any specific metrics, including number of users, please revise to include this.
33. In the third paragraph, on page 16, you state that you anticipate increasing the size of your sales force. Please revise to note the estimated change in the size of your sales force and your estimated change in the number of employees in the other areas of your company.






Results of Operations, page 17
34. You note that for the Six Months Ended June 30, 2005 and for the year ended December 31, 2004, expenses increased primarily due to increased development and administrative costs and professional fees.
Please revise to provide more detail as to the reason for the increase in development and administrative costs and professional fees and to disclose what specific costs are included under these headings.
35. Where you discuss revenues, please revise to disclose the portion of your revenues generated from users of your services and the portion of your revenues generated from advertisers.

Liquidity and Capital Resources, page 18
36. Please revise your discussion to note the material changes in your balance sheet balances and the underlying drivers impacting these balances as of the Six Months Ended June 30, 2005 and as of the year-ended December 31, 2004. For instance, but without limitation, please note the $953,700 increase in the Subscription Payable balance as of June 30, 2005 and the underlying drivers impacting this balance.
37. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.
38. You note your cash balance as of June 30, 2005. Please revise this disclosure to note your cash balance as of the most recent practicable date.
39. You state that "[m]anagement believes the current cash balance, together with gross proceeds of $500,000 which the company raised in a private placement conducted in August, 2005, is sufficient to fund the current minimum level of operations through December 31, 2006."
Please discuss in more detail the basis for this belief. This discussion should include, but not be limited to, what the "current minimum level of operations" encompasses and how it relates to your business plan as set forth in the Plan of Operation section.

Principal Stockholders and Security Ownership of Management, page
19
40. Since the tables on pages 19 and 21 include substantial overlap, please combine them and present a single table that includes security ownership of management as well as five percent holders of your common stock.

Description of Business and Services, page 23

General
41. We note you have a website at www.bigstring.com. Please tell us if you have any other websites. Also, please disclose the address of your website in this section. Refer to Item 101(c)(3) of Regulation
S-B.
42. We note on your website www.bigstring.com that you generate revenue through non-email sources including banner ads, free money deals, and shipping rebates. Please revise this section to note the non-email sources from which you are generating or plan to generate revenues.
43. We note on your website www.bigstring.com that you plan to payout
70% of your general non-revenue to your email users. Please revise this section to provide a discussion regarding this payout plan.
44. On page 8, you state that you "rely on a combination of U.S. and foreign patents, copyrights, trademark and trade secret laws to establish and protect our proprietary rights." Please revise to note all of your patents, copyrights and trademarks and their duration. Refer to Item 101(b)(7) of Regulation S-B.

Business Strategy, page 23
45. Where you discuss the possibility of co-branding your product with other companies, please revise to indicate the types of companies that would seek this sort of arrangement. For example, to the extent that these companies may be current or potential competitors of yours, please disclose this.
Products and Services, page 24
46. Please revise to note the number of subscribers to the BigString
Free, BigString Plus, Big String Premium, and Business Account packages.
47. Please advise us as to the countries in which you generate revenue.
Market, page 25
48. You state that "through organic, grass-roots marketing, the company is already experiencing high growth in new member accounts."
Please revise to define the term "organic, grass roots marketing." Also, please revise to quantify the "high growth" in new member accounts. This quantification should include a break out of new members by the four email packages you list on page 24 and 25.
49. You state that as you expand your partnering opportunities with other established email providers and affiliates you believe that you are positioned for significant growth. Please revise to note the email providers that you are currently partnered with and the status of negotiations with any other email providers. In addition, please refrain from using the term "partner" when describing these arrangements since you are not describing a partnership structure where individual partners share in the gains or losses of the entity.
50. You state in the first full paragraph on page 26, that you have strong interest from users of the dating services as well as from dating services. Please revise to quantify "strong interest." Also, please revise to elaborate on what constitutes "strong interest."

Competition, page 26
51. In the last paragraph of this section, we note your use of the terms "I-frames" and "stalked automatically." The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. Please revise this to eliminate your use jargon and technical terms here and throughout your prospectus.
52. Please provide us with supporting documentation for your assertions made about your competitors and their products. For instance, you state that "Read-Notify offers certain of the self-destructing features found in the BigString products, but [you] believe that Read-Notify is a much less user friendly application. A user must append the recipient`s email address with a string of codes to utilize this application." In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

Management, page 29
53. Please revise to note the business experience of your executive officers for the previous five years. For instance, but without limitation, please note where Mr. Myman was employed from 2000 through 2003. Refer to Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 31
54. On page II-8, you note that on October 10, 2003 you "issued shares of [your] common stock to certain of our executive officers as compensation for their service as executives of the company." Please revise to include these grants or advise us as to why this compensation has not been included in the Summary Compensation Table.
55. Please revise this section to note how your executive compensation is determined.

Board of Directors, page 32
56. Please revise to note the term of your directors. Refer to Item
401(a)(3) of Regulation S-B.

Related Party Transactions, page 34
57. You state that on July 16, 2004, the company issued 4,000,000 shares of your common stock each to Darin M. Myman, David Daniels, Deborah Daniels, Charles A. Handshy, Jr., and June Handshy. You also state that as a result of those stock acquisitions, that you became the owner of 100% of the outstanding common stock of Email Emissary.
Please clarify to note which "stock acquisitions" you are referring to and to disclose, if true, that each individual who received your shares exchanged shares of Email Emissary in order to receive your common stock. Also, please revise this discussion to note how the terms of these transactions were determined and whether this transaction for the Email Emissary common stock was an "arms length transaction."
58. In connection with comment 57 above, please file a copy of the Email Emissary agreement as an Exhibit. Refer to Item 601(b)(10) of
Regulation S-B.

Selling Stockholders, page 36
59. Please revise to name the natural persons holding voting control and dispositive powers over AJW Offshore, Ltd., AJW Partners LLC, AJW
Qualified Partners, and LLC New Millennium Capital Partners II. Refer to Telephone Interpretation 4S. to Item 507 of Regulation S-K
(March 1999 Supplement).

60. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.



61. Please revise your disclosure on page 38 to remove your statement that the selling shareholders may sell their shares on a "delayed basis" pursuant to Rule 415 since delayed offerings, as defined by Rule 415, must be conducted on Form S-3.

Plan of Distribution, page 39
62. We refer to your disclosure on page 39 where you state that if a selling stockholder enters into an agreement with an underwriter, you will file a supplement to the prospectus reflecting this. Please be aware that, pursuant to Item 512(a)(1)(iii) a material revision to the Plan of Distribution requires the filing of a Post-Effective Amendment, not a supplement.

Additional Information, page 42
63. Please revise to note that the Public Reference Section has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Financial Statements for the years ended December 31, 2004 and
2003
and the six months ended ended June 30, 2005, pages F-3 - F-21
64. Please tell us what consideration you gave to classifying yourself as a development stage enterprise and including all the disclosures prescribed by SFAS 7 including inception to date audited financial information.

Note 1 - Description of Business and Summary of Significant
Accounting Policies, pages F-7 - F-9 and F-18 - F-20

Revenue Recognition, page F-7 and F-18
65. We note from your website that you have several promotional arrangements with your customers such as 70% payout of all general non-email revenues to subscribers, free money deals, and cash rebates. Please revise to include a discussion of all such arrangements and your related revenue recognition policies.
66. Also, please tell us whether you have earned revenues from any of the partnership programs disclosed on page 24. If so, explain how you have considered EITF 99-19 in accounting for those revenues.






Note 2 - Acquisition, page F-10
67. We note that in conjunction with your acquisition of Email Emissary in July of 2004 you issued 20,000,000 shares of common stock and valued these shares at $0.003/share. This valuation appears inconsistent with the fact that in 2004 you completed a private placement of your common stock at $0.25/share and issued common shares for services and valued these shares at $0.21/share.
Please
tell us how you estimated the value of the shares issued in conjunction with your acquisition of Email Emissary.
68. Please revise to include a condensed balance sheet of the acquired entity as prescribed by paragraph 51e. of SFAS 141.
69. Please explain why you have not filed the financial statements for Email Emissary for the year ended December 31, 2003 and interim period preceding the acquisition. Refer to Item 310(c) of Regulation
S-B.

Note 6 - Common Stock, page F-11
70. Please explain how you concluded that the fair value of warrants issued in 2004 and 2005 is more reliably measurable than the fair value of the services received. We note that this accounting treatment appears to be inconsistent with your methodology in valuing shares issued to employees during the periods.
71. Please clarify the period in which the 45,000 warrants were exercised and how that exercise has been reflected in the statements of stockholders` equity and cash flows.

Financial Statements for the period ended June 30, 2005 pages F-14
-
F-17
72. Please revise to label all June 30, 2005 and 2004 information as
"unaudited." Additionally, please label the related notes to the financial statements as "unaudited."

Consolidated Balance Sheets, page F-14
73. We note your disclosure in footnote 5 that you concluded a private placement of your common stock in July of 2005 for which you received $1,011,700 in gross proceeds. It appears, however, that you received this cash before June 30, 2005 and recorded it on the balance sheet along with a related subscriptions payable liability of
$953,700. Please revise to provide a detailed description of this transaction, including when you received the cash and why it was necessary to record a subscriptions payable liability. Consolidated Statements of Stockholders` Equity, page F-16
74. Please revise to include the $10,000 subscription receivable as a reduction of equity in the December 31, 2003 balance. Additionally, please revise to include activity from June 30, 2004 though December
31, 2004.

Consolidated Statements of Cash Flows, page F-17
75. Please revise to show increases/decreases in accounts payable, accrued expenses and unearned revenue as separate line items within cash flows from operating activities or revise to clarify that amounts are condensed.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2
76. Please revise to note the facts you relied on to make the noted exemptions available. Refer to Item 701 of Regulation S-B.
77. We refer to the series of private offerings in which you rely upon the exemption from registration afforded by Rule 506. Please provide us with an analysis as to how this series of offerings is consistent with the limitations set forth in Rule 506. For example, please advise us as to the number of "purchasers" of your common stock in these offerings as such term is defined pursuant to Rule 501(e) of the Securities Act of 1933. To the extent you view these offerings as separate private offerings, please advise us as to why you do not believe that they should be integrated.
78. Please revise to state the name or class of the individual purchasers to whom you issued or sold your shares as opposed to referring to them as "individuals" or "investors."
79. Please note that there are discrepancies between your Recent Sales of Unregistered Securities Table and the detailed narrative describing these transactions. For instance, but without limitation, you state on page II-8 that on "August 1, 2004, we issued 180,000 shares to an individual for his public relations, advertising and business advisory services." This transaction is not noted in your
Recent Sales of Unregistered Securities Table. Please revise or advise as necessary.

Item 28. Undertakings, page II-13
80. In paragraph (3), please strike the sentence beginning "In the event that a claim for indemnification against such liabilities..."
This disclosure is not required in this section.  Please refer to
Item 512(e) of Regulation S-B. Please consider whether this information would be material disclosure elsewhere in the registration statement.
81. Since this is not an underwritten offering where pricing information will be included in the final prospectus, undertaking
(4)
is not applicable.  Please revise to remove this undertaking.

Legal Opinion
82. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "laws of the
State of Delaware" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel`s written confirmation as correspondence on the EDGAR.
83. We note that counsel has assumed that all shares being registered have been "duly executed on behalf of the Company." It is not appropriate for counsel to assume due authorization of the securities being registered. Please provide us with a revised opinion that deletes this assumption or tell us why counsel is unable to provide an opinion without this qualification.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Paul T. Colella, Esq. (via facsimile)


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Darin M. Myman
Bigstring, Inc.
September 27, 2005
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